02056080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

EXTENDICARE INC.
(Translation of registrant's name into English)

3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________

EXTENDICARE
3000 Steeles Avenue East, Markham, Ontario L3R 9W2
Tel: (905) 470-4000 Fax: (905) 470-5588

NEWS RELEASE
FOR IMMEDIATE RELEASE
August 8, 2002

Extendicare Inc. Reports Second Quarter Results Which Reflect The Third Consecutive Quarter Of Positive Earnings

MARKHAM, ONTARIO (TSE: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. reported net earnings of $2.1 million ($0.03 per share) in the 2002 second quarter compared to a loss of $4.1 million ($0.06 loss per share) in the three months ended June 30, 2001, reflecting the third consecutive quarter of positive earnings.

"Based on the strong financial performance year-to-date, we continue to anticipate that Extendicare will be profitable from ongoing operations in 2002. The magnitude of our earnings will be subject to the U.S. Congress' upcoming decision regarding Medicare funding," said Mel Rhinelander, President and Chief Executive Officer. "We are cautiously optimistic that the industry has effectively conveyed the need to extend current Medicare funding levels.

"In June, we were proactive in refinancing our U.S. senior credit facility early in order to simplify and extend the maturity of our debt structure. The new eight-year notes issued by Extendicare Health Services, Inc. (EHSI) will increase the average life of its total debt from 4.5 years to 7 years. The issuance of the notes and the finalization of our new US$105 million bank credit facility enhance our financial flexibility," Mr. Rhinelander said.

"During the second quarter, we furthered our disposition strategy by selling seven leased properties in Florida. This strategy has substantially reduced our exposure to resident care liability claims over the past few years," Mr. Rhinelander commented. "While the magnitude and predictability of these claims remains an issue for our Company and the industry as a whole, we have no information to date that would indicate a need for a change in Extendicare's accrual levels.

"We are focusing on maximizing the full potential of our asset portfolio through a number of strategies. These include driving revenue by way of stronger census, while maintaining quality care to residents. Census development remains the top priority of our U.S. business and we continue to make progress, as skilled nursing and assisted living facility census both improved in the 2002 second quarter from first quarter levels," Mr. Rhinelander said. "In addition, we achieved further reductions in high-cost contract labour utilization, which fell 21% from the first quarter to the second quarter of 2002."

Second Quarter ended June 30, 2002 Compared to Second Quarter ended June 30, 2001
Earnings before interest, taxes, depreciation, amortization, and loss from asset disposals and other items (EBITDA) rose 13.3% to $40.4 million in the 2002 second quarter from $35.6 million in the 2001 second quarter. EBITDA as a percent of revenue increased 113 basis points to 9.4% from last year's second quarter.

U.S. EBITDA was up 17.2% due to improved census and lower resident care liability costs as a result of exiting Texas. Canadian EBITDA rose 2.5%, as contributions from new Ontario nursing homes and positive funding changes were partially offset by a decline in home care hours of service.

Pre-tax earnings from health care operations improved by $12.2 million to $4.3 million from a loss of $7.9 million in the prior year quarter.

Revenue from ongoing operations grew 4.7% to $429.8 million in the second quarter of 2002 from $410.4 million in the same period last year. In the second quarter of 2001, assets that are no longer operated by Extendicare generated revenue of $20.7 million.

Extendicare's share of earnings of Crown Life Insurance Company declined to $0.6 million from $2.6 million in the 2001 second quarter, due primarily to one-time charges. Extendicare's share of these special charges was $2.5 million ($0.03 loss per share).

Extendicare's operating cash flow for the three months ended June 30, 2002, prior to working capital changes, was $12.1 million ($0.17 per share) compared to $10.7 million ($0.15 per share) in the 2001 second quarter.

Six Months ended June 30, 2002 Compared to Six Months ended June 30, 2001
EBITDA rose 29.8% to $79.3 million in the first six months of 2002 from $61.1 million in the same period last year. EBITDA as a percent of revenue increased 193 basis points to 9.2% from the first half of 2001.

Pre-tax earnings from health care operations improved by $30.3 million to $10.1 million from a loss of $20.3 million in the prior year period.

Revenue from ongoing operations rose $60.4 million, or 7.5% period-over-period, to $861.9 million. In 2001, assets that are no longer operated by Extendicare generated revenue of $38.4 million.

In the 2002 first half, EHSI's same-facility nursing home occupancy rose 220 basis points to 89.7% from the comparable 2001 period, with Medicare census representing 13% of the resident days earned.

Other
As previously announced, EHSI refinanced its senior credit facility with the completion on June 28, 2002 of a private placement of US$150 million in 9.5% Senior Notes, maturing on July 1, 2010. The Company wrote off $4.5 million of unamortized financing costs in the second quarter ($2.7 million on an after-tax basis, or a $0.04 loss per share).

During the second quarter, the Company announced that on May 31, 2002, Tandem Health Care, Inc. exercised its option to purchase seven leased properties in Florida for gross proceeds of US$28.6 million, consisting of cash of US$15.6 million and US$13.0 million in five-year notes.

In May 2002, the Company received a $1.1 million cash dividend from Crown Life Insurance Company. On August 7, 2002, Crown Life declared a further cash dividend of $18.75 per share, payable on August 28, 2002, of which Extendicare's share will be $20.9 million.

Under the terms of its November 27, 2001 Normal Course Issuer Bid, the Company purchased for cancellation 456,400 Subordinate Voting (EXE.A) and Multiple Voting (EXE) Shares, including 400,700 acquired in 2002 at an average cost per share of $5.22. The Bid expires on November 26, 2002.

The Board of Directors today approved a change in accounting policy, which will result in the Company implementing the practice of expensing stock options effective January 1, 2003.

At their meeting today, the Directors declared the quarterly dividend on Extendicare's Class I Preferred Shares, payable on November 15, 2002, to shareholders of record on October 31, 2002, and declared the monthly dividend of $0.075 per share on Extendicare's Class II Preferred Shares, Series 1 (EXE.PR.E), payable on September 16, 2002 to shareholders of record on August 30, 2002. The dividend on the Class I, Series 3 Preferred Shares (EXE.PR.C) is $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending September 30, 2002.

Extendicare, through its subsidiaries, operates 261 facilities with capacity for 26,500 residents in North America. Also offered in the United States are medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

In a separate news release issued today, Extendicare Inc. announced the 2002 second quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On August 9, 2002, at 10:00 a.m. (EDST), Extendicare Inc. will hold a conference call to discuss the Company's results for the second quarter. The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on August 23, 2002. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1222042. In addition, an archived audio recording of the call will be available on Extendicare's website.

Statements contained in this release that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words "anticipate", "believe", "estimate", "expect", "objective", "project", or words of like import. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.'s or Extendicare Health Services, Inc.'s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government

funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company's ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company's capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company's forward-looking statements.

For further information, contact:

Philip Small
Senior Vice-President of Strategic Planning and Investor Relations
Phone: (414) 908-8825
Fax: (414) 908-8111

Visit Extendicare's Website @ www.extendicare.com

EXTENDICARE INC.
Consolidated Statements of Earnings (Loss)
(unaudited)

(thousands of Canadian dollars except per share amounts)	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
Revenue				
Nursing and assisted living centres				
United States	**303,039**	298,972	**607,606**	584,026
Canada	**76,932**	68,035	**152,235**	133,379
Outpatient therapy – U.S.	**4,109**	3,992	**8,019**	7,540
Home health – Canada	**38,144**	47,028	**73,643**	90,261
Other	**7,623**	13,102	**20,367**	24,653
	429,847	431,129	**861,870**	839,859
Operating and administrative costs	**383,200**	388,350	**770,155**	764,648
Lease costs	**6,226**	7,109	**12,374**	14,073
Earnings before undernoted	**40,421**	35,670	**79,341**	61,138
Depreciation and amortization	**16,952**	17,712	**34,372**	35,383
Interest, net	**14,669**	15,886	**30,430**	33,898
Loss from asset disposals and other items	**4,486**	9,998	**4,486**	12,151
Earnings (loss) before income taxes	**4,314**	(7,926)	**10,053**	(20,294)
Income taxes				
Current	**2,236**	812	**3,868**	921
Future (reduction)	**572**	(2,084)	**1,727**	(6,970)
	2,808	(1,272)	**5,595**	(6,049)
Earnings (loss) from health care before minority interests	**1,506**	(6,654)	**4,458**	(14,245)
Minority interests	**–**	23	**–**	47
Earnings (loss) from health care	**1,506**	(6,677)	**4,458**	(14,292)
Share of earnings of Crown Life	**575**	2,561	**3,559**	4,838
Net earnings (loss)	**2,081**	(4,116)	**8,017**	(9,454)
Basic and diluted earnings (loss) per share	**0.03**	(0.06)	**0.11**	(0.14)

Note: Effective January 1, 2002, the Company adopted a new accounting policy resulting in the ceasing of amortization of goodwill and other intangible assets with an indefinite life. Had this policy been adopted January 1, 2001, amortization expense would have been $2.0 million lower for the six months ended June 30, 2001, with no offsetting income tax effect, representing $0.03 per share.

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

(thousands of Canadian dollars)	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
Cash provided by (used in) operations				
Net earnings (loss)	**2,081**	(4,116)	**8,017**	(9,454)
Adjustments for:				
Depreciation and amortization	**16,952**	17,712	**34,372**	35,383
Provision for self-insured liabilities	**4,020**	8,961	**8,550**	13,432
Payments for self-insured liabilities	**(18,180)**	(16,329)	**(30,199)**	(29,471)
Future income taxes	**572**	(2,084)	**1,727**	(6,970)
Loss from asset disposals and other items	**4,486**	9,998	**4,486**	12,151
Undistributed share of earnings of Crown Life, net of dividends received	**539**	(2,561)	**(2,445)**	17,774
Other	**1,640**	(900)	**2,165**	386
	12,110	10,681	**26,673**	33,231
Net change in operating working capital, excluding cash				
Accounts receivable	**9,860**	8,997	**15,873**	37,660
Inventories, supplies and prepaid expenses	**2,640**	(2,257)	**(5,848)**	(1,837)
Accounts payable and accrued liabilities	**(1,085)**	(6,477)	**1,287**	(15,786)
Income taxes	**656**	35,499	**(3,120)**	35,178
	24,181	46,443	**34,865**	88,446
Cash provided by (used in) investment activities				
Property and equipment	**(11,425)**	(8,471)	**(18,742)**	(22,637)
Net proceeds from dispositions	**19,680**	10,573	**19,680**	10,573
Other assets	**2,381**	(803)	**5,880**	376
	10,636	1,299	**6,818**	(11,688)
Cash provided by (used in) financing activities				
Issue of long-term debt	**235,585**	657	**235,585**	29,851
Repayment of long-term debt	**(207,960)**	(55,641)	**(229,674)**	(85,322)
Purchase of subsidiary public debt	–	(6,686)	–	(23,421)
Decrease in investments held for self- insured liabilities	**3,914**	10,217	**1,219**	23,952
Purchase of shares for cancellation	**(211)**	(4,956)	**(1,671)**	(8,296)
Financing costs	**(11,263)**	(1,425)	**(11,342)**	(2,244)
Other	**(607)**	(331)	**(997)**	(1,207)
	19,458	(58,165)	**(6,880)**	(66,687)
Foreign exchange gain (loss) on cash held in foreign currency	**(1,752)**	56	**(1,750)**	122
Increase (decrease) in cash and cash equivalents	**52,523**	(10,367)	**33,053**	10,193
Cash and cash equivalents at beginning of period	**6,079**	29,594	**25,549**	9,034
Cash and cash equivalents at end of period	**58,602**	19,227	**58,602**	19,227

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

(thousands of Canadian dollars)	June 30 2002	Dec. 31 2001
Assets		
Current assets		
Cash and short-term investments	**58,604**	26,491
Accounts receivable	**168,953**	194,412
Income taxes recoverable	**10,865**	8,352
Future income taxes	**16,713**	17,987
Inventories, supplies and prepaid expenses	**20,138**	15,227
	275,273	262,469
Property and equipment	**882,111**	968,202
Goodwill and other intangible assets	**117,003**	123,901
Other assets	**269,901**	249,730
	1,544,288	1,604,302
Investment in Crown Life Insurance Company	**138,516**	135,944
	1,682,804	1,740,246
Liabilities and Shareholders' Equity		
Current liabilities		
Bank overdraft	**2**	942
Accounts payable and accrued liabilities	**297,009**	306,825
Current maturities of long-term debt	**5,489**	23,128
	302,500	330,895
Accrual for self-insured liabilities	**145,061**	174,224
Long-term debt	**798,319**	788,354
Other liabilities	**45,486**	47,784
Future income taxes	**47,909**	48,293
	1,339,275	1,389,550
Shareholders' equity	**343,529**	350,696
	1,682,804	1,740,246

Note: Certain reclassifications have been made to the prior period results to conform to the 2002 presentation.

EXTENDICARE INC.
Financial and Operating Statistics
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
Revenue (millions)				
United States	**$313.6**	$315.2	**$634.0**	$614.5
Canada	**116.2**	115.9	**227.9**	225.4
	$429.8	$431.1	**$861.9**	$839.9
EBITDA (millions)				
United States	**$30.9**	$26.3	**$62.2**	$44.7
Canada	**9.5**	9.3	**17.1**	16.4
	$40.4	$35.6	**$79.3**	$61.1
Health Care Net Earnings (Loss) (millions)				
United States	**$(0.4)**	$(9.1)	**$1.6**	$(18.0)
Canada	**1.9**	2.4	**2.9**	3.7
	$1.5	$(6.7)	**$4.5**	$(14.3)
Components of Earnings (Loss) per Share				
Health care operations, after preferred share dividends	**$0.06**	$(0.01)	**$0.10**	$(0.10)
Loss from asset disposals and other items	**(0.04)**	(0.09)	**(0.04)**	(0.11)
Share of earnings of Crown Life	**0.01**	0.04	**0.05**	0.07
	$0.03	$(0.06)	**$0.11**	$(0.14)
Cash Flow from Operations, before changes in Working Capital, per Share	**$0.17**	$0.15	**$0.37**	$0.46
U.S. Nursing Centre Percent of Revenue by Payor Source, same-facility basis				
Private/other	**18.9%**	20.4%	**19.1%**	20.4%
Medicare	**27.1**	25.4	**27.2**	25.1
Medicaid	**54.0**	54.2	**53.7**	54.5
U.S. Nursing Centre Patient Days by Payor Source, same-facility basis (thousands)				
Private/other	**209.1**	211.1	**418.6**	424.6
Medicare	**149.7**	129.5	**297.4**	260.5
Medicaid	**792.6**	788.8	**1,571.3**	1,564.4
Average Occupancy (excluding managed facilities)				
U.S. nursing, same-facility	**89.8%**	87.4%	**89.7%**	87.5%
U.S. nursing and assisted living, same-facility	**89.0**	86.9	**88.8**	87.1
Extendicare Inc. total facilities in operation	**91.4**	89.9	**91.3**	89.8
Extendicare Inc., same-facility basis	**91.7**	90.2	**91.5**	90.3
Average US/Cdn. Dollar Exchange Rate	**1.5546**	1.5407	**1.5745**	1.5344

EXTENDICARE

Shareholders' Quarterly Report

♦ ♦

Six Months ended
June 30, 2002

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Extendicare Inc. and notes thereto, together with the Management's Discussion and Analysis and audited consolidated financial statements and notes thereto found in Extendicare Inc.'s 2001 annual report.

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to "Extendicare" or the "Company" means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products. In the United States, the Company's wholly owned subsidiary, Extendicare Health Services, Inc. (EHSI) operates long-term care facilities and assisted living and retirement facilities in 15 states. EHSI provides inpatient routine nursing care and medical specialty services on an inpatient and outpatient basis.

In Canada, the Company's wholly owned subsidiary, Extendicare (Canada) Inc. (ECI), operates nursing and retirement centres in five provinces. It is a major provider of home health care in three provinces through its ParaMed Home Health Care division.

Extendicare, through its subsidiaries, operates 261 facilities (December 31, 2001 – 261) with capacity to care for 26,531 residents (December 31, 2001 – 26,339). Page 14 details the facilities and resident capacity by area.

Significant Events of 2002

On June 28, 2002, EHSI completed a private placement of US$150 million in 9.5% Senior Notes due July 1, 2010 (the "Senior Notes") in accordance with Rule 144A and Regulation S of the United States Securities Act of 1933, and are guaranteed by all existing and future active subsidiaries of EHSI.

The Senior Notes were issued at a price of 99.75% of par to yield 9.54%. EHSI used the proceeds of $235.6 million (US$149.6 million) to pay $11.2 million (US$7.1 million) of related fees and expense and to retire $210.7 million of debt (US$133.8 million – US$127.5 million outstanding under its previous credit facility and US$6.3 million of other debt), with the remaining proceeds for general corporate purposes. Also on June 28, 2002, EHSI entered into an interest rate swap agreement and an interest rate cap agreement as described in Note 6 of the unaudited interim consolidated financial statements.

EHSI had hedged a portion of its previous credit facility through an interest rate swap with a notional amount of US$25 million maturing in February 2003. Upon refinancing of the debt, EHSI terminated this swap with a cash payment of $1.0 million (US$0.6 million). This amount, together with other deferred financing costs related to the previous credit facility, totalling $4.5 million, were written off in June 2002 and reported on the income statement as 'loss from asset disposals and other items'. The after-tax amount of this item was $2.7 million or $0.04 per share.

Concurrent with the sale of the Senior Notes, EHSI established a new five-year US$105 million senior secured revolving credit facility (the "Credit Facility") that is used to back letters of credit and for general corporate purposes. Borrowings under the Credit Facility bear interest, at EHSI's option, at the Eurodollar rate or the prime rate, plus applicable margins, depending upon EHSI's leverage ratio.

On May 31, 2002, Tandem Health Care, Inc. exercised its option to purchase seven leased properties in Florida for gross proceeds of US$28.6 million, consisting of cash of US$15.6 million and US$13.0 million in 8.5% interest-bearing, five-year notes. EHSI's carrying value of the seven facilities was $39.8 million (US$25.3 million). EHSI applied US$12.4 million of the net proceeds to reduce its bank debt. No gain or loss was recognized on the sale, as this transaction is part of the provision for EHSI's previously announced plans to dispose of its Florida operations.

On August 7, 2002, Crown Life Insurance Company declared a cash dividend of $18.75 per common share, payable on August 28, 2002, of which Extendicare will receive $20.9 million.

Medicare

Medicare funding currently received includes temporary incremental funding enhancements enacted by Congress in 1999 and 2000. These funding enhancements fall into two categories being: (i) "Legislative Add-ons", which include a 16.66% add-on to the nursing component of the Resource Utilization Groupings III (RUGs) rate and a 4% base adjustment; and (ii) "RUGs Refinements", which include the initial 20% add-on for 15 RUGs categories, and subsequent redistribution of the 20% add-on from three RUGs categories to 14 Rehab categories at 6.7%. The Legislative Add-ons are scheduled to sunset on September 30, 2002. With respect to the RUGs Refinements, on April 23, 2002 the Centers for Medicare and Medicaid Services announced its intention to delay the refinement of the RUGs categories, thereby extending the related funding enhancements for at least one additional year (September 30, 2003).

The Company estimates that the average per diem effect of the Legislative Add-ons, based on current rates and acuity mix, is approximately US$32.00 representing incremental annual Medicare funding to EHSI, based on current volumes, of approximately US$19.0 million.

Currently there are extensive discussions and negotiations within the U.S. House of Representatives and Senate regarding these Legislative Add-ons. It is not possible to predict the final outcome of any legislation. A decision to discontinue all or part of the enhancements could have a significant impact on the Company.

Ontario Long-term Care Funding

The Government of Ontario announced on July 31, 2002, a funding increase of $100 million to enhance the delivery of nursing and personal care services. A funding increase of $7.20 per resident per day, based on a case mix index of 100, was announced for Ontario long-term care providers effective August 1, 2002. Of this increase, $6.33 represents flow-through funding to be used to enhance care for residents through added nursing staff and other costs of resident care. Thus, while this portion of the funding will increase ECI's revenues, it will not impact earnings levels. The remaining increase of $0.87, to the extent it is not offset by increased operating costs of the nursing home, would improve earnings. Based on ECI's current 1.6 million resident days per year in Ontario, the increase would represent additional revenue of roughly $11.5 million annually of which approximately $10 million is specified for added nursing staff and related costs.

2002 Second Quarter Compared to 2001 Second Quarter

Net earnings were $2.1 million ($0.03 per share) in the 2002 second quarter compared to a loss of $4.1 million ($0.06 loss per share) in the 2001 second quarter. Pre-tax earnings from health care operations improved by $12.2 million to $4.3 million from a loss of $7.9 million in the prior year quarter.

Revenue from ongoing operations grew 4.7% to $429.8 million in the second quarter of 2002 from $410.4 million in the same period last year. Assets no longer operated by Extendicare generated revenue of $20.7 million in the second quarter of 2001.

Revenue from United States nursing and assisted living operations increased by $4.1 million to $303.0 million. As a result of ceased operations during 2001, revenue period-over-period was $18.7 million lower, while revenue from same-facility operations improved by $22.8 million. Improvements in same-facility revenue resulted from several factors. These included improved patient census and higher rates. In addition, the change in the U.S. foreign exchange rate on translation of United States operations added $2.8 million to the period-over-period variance.

The average exchange rate for the quarter used to translate the results of the United States operations to Canadian dollars was: 1.5546 for the 2002 second quarter and 1.5407 for the 2001 second quarter.

U.S. same-facility nursing occupancy increased to 89.8% from the 2001 second quarter level of 87.4%. In particular, Medicare census improved to 13.0% of total nursing census in the second quarter of 2002 from 11.5% in the prior year quarter.

On a same-facility basis for U.S. nursing operations, the Company's average daily Medicare rate was US$337 during the 2002 quarter compared to US$340 in the 2001 quarter. The average daily Medicaid rate increased to US$127 from US$119.

Revenue from Canadian nursing centre operations rose by 13.1% to $76.9 million due to funding improvements and the newly operational Ontario beds, which contributed approximately $5.6 million to the quarter-over-quarter increase.

Canadian home health revenue declined by $8.9 million. The disposal of the rehabilitative therapy operations in 2001 resulted in lost revenue of $2.0 million. ParaMed operations experienced a $6.9 million drop in revenue due to a decline in hours of service, partially offset by $1.4 million of favourable quarter-over-quarter funding settlements. Hours of service provided decreased 26.9% to 1.37 million hours provided in the second quarter of 2002, from 1.87 million in the prior year quarter. ParaMed's operations have experienced a decline in volumes in the Ontario market as a result of budget constraints among the Community Care Access Agencies that contract for the services. Management believes that the drop in home care hours has stabilized.

Lower revenue from Extendicare's captive insurance company, as a result of a discontinued insurance contract and lower investment income, produced a $5.5 million decline in other revenue to $7.6 million for the quarter.

Earnings before interest, taxes, depreciation, amortization and loss from asset disposals and other items, (EBITDA) rose 13.3% to $40.4 million in the 2002 second quarter from $35.6 million in the 2001 second quarter, primarily as a result of improvements from the U.S. operations. EBITDA as a percent of revenue increased 113 basis points to 9.4% from last year's second quarter.

EBITDA from U.S. operations improved by $4.6 million substantially due to improved census and lower resident care liability costs.

EBITDA from Canadian operations rose by $0.2 million, with $1.2 million of improvements in nursing home operations due to the new Ontario nursing homes and funding enhancements, partially offset by a $1.0 million decline in home health care operations resulting from the reduction in Ontario government contracted hours of service. The favourable funding settlements received by ParaMed were offset by increased costs for patient care.

Depreciation, amortization and interest costs declined by $2.0 million in the 2002 second quarter compared to the prior year quarter. The cessation of goodwill amortization upon adoption of Section 3062 accounted for $1.0 million of the reduction, with the remainder due to lower debt levels and interest rates.

Extendicare's share of earnings of Crown Life Insurance Company declined to $0.6 million from $2.6 million in the 2001 second quarter, due primarily to one-time charges. These related to an interest penalty on the early retirement of debt and the settlement of a reinsurance contract. Extendicare's share of these special charges was $2.5 million ($0.03 loss per share).

Six Months ended June 30, 2002 Compared to Six Months ended June 30, 2001

Net earnings were $8.0 million ($0.11 per share) in the first six months of 2002 compared to a loss of $9.5 million ($0.14 loss per share) in the first half of 2001. Pre-tax earnings from health care operations improved by $30.4 million to $10.1 million from a loss of $20.3 million in the prior year period.

Revenue from ongoing operations grew 7.5% to $861.9 million in the first six months of 2002 from $801.5 million in the same period last year. Assets no long operated by Extendicare generated revenue of $38.4 million in the first six months of 2001.

Revenue from United States nursing and assisted living operations increased by $23.6 million to $607.6 million. As a result of ceased operations during 2001, revenue period over period was $35.5 million lower, while revenue from same-facility operations improved by $59.1 million. Improvements in same-facility revenue resulted from several factors. These included higher rates and improved patient census. In addition, the change in the U.S. foreign exchange rate on translation of United States operations added $15.5 million to the period-over-period variance.

The average exchange rate for the six months used to translate the results of the United States operations to Canadian dollars was: 1.5745 for the 2002 period and 1.5344 for the 2001 period.

U.S. same-facility nursing occupancy increased to 89.7% from the first half of 2001 level of 87.5%. In particular, Medicare census improved to 13.0% of total nursing census in the first six months of 2002 from 11.6% in the prior year period.

On a same-facility basis for U.S. nursing operations, the Company's average daily Medicare rate was US$337 during the 2002 period compared to US$328 in the first half of 2001. The average daily Medicaid rate increased to US$126 from US$119.

Revenue from Canadian nursing centre operations rose by 14.1% to $152.2 million due to funding improvements and the newly operational Ontario beds, which contributed approximately $10.1 million to the period-over-period increase.

Canadian home health revenue declined by $16.6 million. The disposal of the rehabilitative therapy operations in 2001 resulted in lost revenue of $3.0 million. ParaMed operations experienced a $13.6 million drop in revenue due to a decline in hours of service, partially offset by $1.1 million of favourable period-over-period funding settlements. Hours of service provided decreased 25.1% to 2.77 million hours provided in the first half of 2002, from 3.69 million in the prior year period. ParaMed's operations have experienced a decline in volumes in the Ontario market as a result of budget constraints among the Community Care Access Agencies that contract for the services. Management believes that the drop in home care hours has stabilized.

Lower revenue from Extendicare's captive insurance company, as a result of a discontinued insurance contract and lower investment income accounted for the a $4.3 million decline in other revenue to $20.4 million for the period.

EBITDA rose 29.8% to $79.3 million in the first six months of 2002 from $61.1 million in the same period last year, primarily as a result of improvements from the U.S. operations. EBITDA as a percent of revenue increased 193 basis points to 9.2% from the first half of 2001.

EBITDA from U.S. operations improved by $17.5 million substantially due to improved census, and lower resident care liability costs.

EBITDA from Canadian operations rose by $0.7 million, with $2.8 million of improvements in nursing home operations due to the new Ontario nursing homes and funding enhancements, partially offset by a $2.1 million decline in home health care operations resulting from the reduction in Ontario government contracted hours of service. The favourable funding settlements received by ParaMed were offset by increased costs for patient care.

Depreciation, amortization and interest costs declined by $4.5 million in the first half of 2002 compared to the prior year period. The cessation of goodwill amortization upon adoption of Section 3062 accounted for $2.0 million of the reduction, with the remainder due to lower debt levels and interest rates.

Liquidity and Capital Resources

Long-term debt, including the portion due within one year, decreased to $803.8 million at June 30, 2002 from $811.5 million at the beginning of the year, reflecting repayments of $229.7 million and debt issues totalling $249.7 million. In addition, the debt balance at the end of June 2002 declined from the opening balance by $27.7 million as a result of the change in the closing exchange rate on translation of U.S. operations. The closing rates used to translate U.S. operations were 1.5162 at June 30, 2002, and 1.5928 at December 31, 2001.

Long-term debt increased by $249.7 million consisting of the $235.6 million Senior Note issue as described on page 1, and $14.1 million of capital lease obligations in connection with the financing of the new Ontario nursing homes. The repayment of $229.7 million of long-term debt included refinancing of $210.7 million of U.S. credit facilities with proceeds from the Senior Notes.

At June 30, 2002 the Company had cash and cash equivalents of $58.6 million, compared with $25.5 million at December 31, 2001.

Cash flow generated from operations before working capital changes was $26.7 million for the six months ended June 30, 2002 compared to $33.2 million in the same period of 2001. The Company received a cash dividend from Crown Life Insurance Company of $1.1 million in May 2002, compared to $22.6 million in March 2001. Excluding the Crown Life dividend, earnings improved cash flow period over period.

The net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a source of cash of $8.2 million in the first half of 2002 compared to $55.2 million in the prior year period. The 2002 results reflected a reduction in accounts receivable due to improved collections efforts, partially offset by an increase in prepaid expenses. The 2001 working capital change included an income tax refund of $34.5 million on U.S. operating losses and a reduction in accounts receivable due to both improved collections efforts and ceased operations. Offsetting this source of cash in 2001 was a decline in accounts payable, also primarily due to the disposal of operations.

Property and equipment capital expenditures, net of financing, reflected on the cash flow statement were $18.7 million in the first six months of 2002 compared to $22.6 million in the prior year period. Of this, growth capital expenditures were $2.9 million compared to $8.2 million in the prior year period. These expenditures related to the construction of new Ontario nursing homes, and were net of financing for costs paid directly by Borealis under the capital lease arrangement of $14.1 million and $19.2 million, respectively.

At June 30, 2002, the Company's accrual for self-insured general and professional liabilities was $145.1 million compared to $174.2 million at the beginning of the year. Claim payments, net of the current period provision, decreased the accrual by $21.6 million. The change in the United States exchange rate further reduced the balance by $7.5 million. Since January 1, 2001, EHSI no longer operates nursing and assisted living facilities in the State of Florida, and since October 1, 2001 EHSI exited the Texas nursing home market. Management believes the Company has provided sufficient reserves at the end of June 2002 for estimated costs of self-insured liabilities.

Under the terms of its November 27, 2001 Normal Course Issuer Bid, the Company purchased for cancellation, as at July 31, 2002, 456,400 Subordinate Voting and Multiple Voting Shares. Of this amount 400,700 were acquired during 2002 at an average cost per share of $5.18. The Bid expires on November 26, 2002.

The current level of cash flow, available bank credit facilities and long-term capital lease financing are sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At June 30, 2002, EHSI had cash of US$28.9 available and US$64.6 million of availability under its revolver loan, and the Canadian operations had cash and available bank lines totalling $17.3 million. EHSI is in compliance with the financial covenants of its credit facility as of June 30, 2002.

Statements contained in this report that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words "anticipate", "believe", "estimate", "expect", "objective", "project", or words of like import. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.'s or Extendicare Health Services, Inc.'s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company's ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company's capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company's forward-looking statements.

EXTENDICARE INC.
Consolidated Statements of Earnings (Loss)
(unaudited)

(thousands of Canadian dollars except per share amounts)	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
Revenue				
Nursing and assisted living centres				
United States	**303,039**	298,972	**607,606**	584,026
Canada	**76,932**	68,035	**152,235**	133,379
Outpatient therapy – U.S.	**4,109**	3,992	**8,019**	7,540
Home health – Canada	**38,144**	47,028	**73,643**	90,261
Other	**7,623**	13,102	**20,367**	24,653
	429,847	431,129	**861,870**	839,859
Operating and administrative costs	**383,200**	388,350	**770,155**	764,648
Earnings before undernoted	**46,647**	42,779	**91,715**	75,211
Lease costs	**6,226**	7,109	**12,374**	14,073
Depreciation and amortization	**16,952**	17,712	**34,372**	35,383
Interest, net	**14,669**	15,886	**30,430**	33,898
Loss from asset disposals and other items	**4,486**	9,998	**4,486**	12,151
Earnings (loss) before income taxes	**4,314**	(7,926)	**10,053**	(20,294)
Income taxes				
Current	**2,236**	812	**3,868**	921
Future (reduction)	**572**	(2,084)	**1,727**	(6,970)
	2,808	(1,272)	**5,595**	(6,049)
Net earnings (loss) from health care before minority interests	**1,506**	(6,654)	**4,458**	(14,245)
Minority interests	**–**	23	**–**	47
Net earnings (loss) from health care	**1,506**	(6,677)	**4,458**	(14,292)
Share of earnings of Crown Life	**575**	2,561	**3,559**	4,838
Net earnings (loss)	**2,081**	(4,116)	**8,017**	(9,454)
Basic and diluted earnings (loss) per share	**0.03**	(0.06)	**0.11**	(0.14)

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

(thousands of Canadian dollars)	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
Cash provided by operations				
Net earnings (loss)	**2,081**	(4,116)	**8,017**	(9,454)
Adjustments for:				
Depreciation and amortization	**16,952**	17,712	**34,372**	35,383
Provision for self-insured liabilities	**4,020**	8,961	**8,550**	13,432
Payments for self-insured liabilities	**(18,180)**	(16,329)	**(30,199)**	(29,471)
Future income taxes	**572**	(2,084)	**1,727**	(6,970)
Loss from asset disposals and other items	**4,486**	9,998	**4,486**	12,151
Undistributed share of earnings of Crown Life, net of dividends received	**539**	(2,561)	**(2,445)**	17,774
Other	**1,640**	(900)	**2,165**	386
	12,110	10,681	**26,673**	33,231
Net change in operating working capital, excluding cash				
Accounts receivable	**9,860**	8,997	**15,873**	37,660
Inventories, supplies and prepaid expenses	**2,640**	(2,257)	**(5,848)**	(1,837)
Accounts payable and accrued liabilities	**(1,085)**	(6,477)	**1,287**	(15,786)
Income taxes	**656**	35,499	**(3,120)**	35,178
	24,181	46,443	**34,865**	88,446
Cash provided by (used in) investment activities				
Property and equipment	**(11,425)**	(8,471)	**(18,742)**	(22,637)
Net proceeds from dispositions	**19,680**	10,573	**19,680**	10,573
Other assets	**2,381**	(803)	**5,880**	376
	10,636	1,299	**6,818**	(11,688)
Cash provided by (used in) financing activities				
Issue of long-term debt	**235,585**	657	**235,585**	29,851
Repayment of long-term debt	**(207,960)**	(55,641)	**(229,674)**	(85,322)
Purchase of subsidiary public debt	**–**	(6,686)	**–**	(23,421)
Decrease in investments held for self-insured liabilities	**3,914**	10,217	**1,219**	23,952
Purchase of shares for cancellation	**(211)**	(4,956)	**(1,671)**	(8,296)
Financing costs	**(11,263)**	(1,425)	**(11,342)**	(2,244)
Other	**(607)**	(331)	**(997)**	(1,207)
	19,458	(58,165)	**(6,880)**	(66,687)
Foreign exchange gain (loss) on cash held in foreign currency	**(1,752)**	56	**(1,750)**	122
Increase (decrease) in cash and cash equivalents	**52,523**	(10,367)	**33,053**	10,193
Cash and cash equivalents at beginning of period	**6,079**	29,594	**25,549**	9,034
Cash and cash equivalents at end of period	**58,602**	19,227	**58,602**	19,227

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings (loss) for each of the periods ended June 30, 2002 and 2001 was $32.8 million and $34.3 million, respectively. Cash taxes for each of the periods ended June 30, 2002 and 2001 were taxes paid of $7.0 million and taxes recovered of $34.3 million, respectively.

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

(thousands of Canadian dollars)	June 30 2002	Dec. 31 2001
Assets		
Current assets		
Cash and short-term investments	**58,604**	26,491
Accounts receivable	**168,953**	194,412
Income taxes recoverable	**10,865**	8,352
Future income taxes	**16,713**	17,987
Inventories, supplies and prepaid expenses	**20,138**	15,227
	275,273	262,469
Property and equipment	**882,111**	968,202
Goodwill	**109,671**	115,196
Other intangible assets	**7,332**	8,705
Other assets	**269,901**	249,730
	1,544,288	1,604,302
Investment in Crown Life Insurance Company	**138,516**	135,944
	1,682,804	1,740,246
Liabilities and Shareholders' Equity		
Current liabilities		
Bank overdraft	**2**	942
Accounts payable and accrued liabilities	**297,009**	306,825
Current maturities of long-term debt	**5,489**	23,128
	302,500	330,895
Accrual for self-insured liabilities	**145,061**	174,224
Long-term debt	**798,319**	788,354
Other liabilities	**45,486**	47,784
Future income taxes	**47,909**	48,293
	1,339,275	1,389,550
Share capital	**323,784**	325,005
Deficit	**(36,810)**	(44,108)
Foreign currency translation adjustment account	**56,555**	69,799
	1,682,804	1,740,246

EXTENDICARE INC.
Consolidated Statements of Deficit
(unaudited)

(thousands of Canadian dollars)	Six months ended June 30	
	2002	2001
Deficit		
Balance at beginning of period	**(44,108)**	(5,661)
Earnings (loss) for the period	**8,017**	(9,454)
Purchase of shares in excess of book value/transfer of contributed surplus	**(386)**	(112)
Preferred share dividends	**(333)**	(561)
Balance at end of period	**(36,810)**	(15,788)

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

1. Basis of Presentation

The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries ("Extendicare" or the "Company"). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. (EHSI) in the United States, and Extendicare (Canada) Inc. (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements, except for the policy changes described in Note 2. These unaudited interim period consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company's 2001 Annual Report.

Certain reclassifications have been made to the prior period results to conform to the 2002 presentation.

2. Changes in Accounting Policies

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", certain provisions of Section 1581 "Business Combinations" relating to goodwill and intangible assets, Section 3062 "Goodwill and Other Intangible Assets" and the revisions to Section 1650, "Foreign Currency Translation". As at June 30, 2002, the adoption of these new policies has not resulted in any adjustments to the opening deficit position. The details of the accounting policy changes are noted below:

(A) Stock-based Compensation

The Company grants stock options from time to time to its employees. No compensation cost is recorded for these stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The pro forma effect of accounting for these awards under the fair value based method is presented in Note 9.

On August 8, 2002, the Company announced its intention to change its accounting policy with respect to stock option grants, whereby it would record such grants as an expense. Starting January 1, 2003, the Company will account for stock option grants under the fair value method, whereby compensation costs based on the fair value of the grants are recognized over the vesting period.

(B) Foreign Currency Translation

The revision to Section 1650 eliminates the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences are now charged directly to income. The Company did not have any such amount deferred on its balance sheets as at December 31, 2001 or 2000, that would have required retroactive restatement.

(C) Business Combinations and Goodwill and Other Intangible Assets

Section 1581 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill.

Section 3062 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value in accordance with the provisions of Section 3062. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company did not have any reclassifications between goodwill and other intangibles upon adoption of the new standards. The Company reassessed the useful lives and residual values of all intangible assets acquired with estimable useful lives and has

made no change to the amortization periods. Amortization of goodwill has ceased. A reconciliation of the impact to reported prior period's net income (loss) and per share amounts is presented in Note 8.

The Company has identified its reporting units and has compared the fair value of the reporting unit with its carrying value. In the first step of the procedure, to the extent the carrying amount of a reporting unit exceeds its fair value, an indication exists that the reporting unit goodwill may be impaired, and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the related carrying amount, both of which would be measured as of January 1, 2002. Any transitional impairment loss would be recognized when determined as a prior period adjustment to the opening deficit position at January 1, 2002. The Company has reviewed goodwill for impairment under the new policy and these tests indicate that no impairment currently exists, but no assurance can be given that impairment will not exist in the future.

3. Property and Equipment

On May 31, 2002, Tandem Health Care, Inc. exercised its option to purchase seven leased properties in Florida for gross proceeds of US$28.6 million, consisting of cash of US$15.6 million and US$13.0 million in 8.5% interest-bearing, five-year notes. EHSI's carrying value of the seven facilities was $38.4 million (US$25.3 million). No gain or loss was recognized on the sale, as this transaction is part of the provision for the Company's previously announced plans to dispose of its Florida operations.

In February 2001, ECI finalized an arrangement to finance eight new Ontario nursing homes under the terms of a capital lease with Borealis Long-term Care Facilities Inc. for an estimated $125.4 million. To the end of June 2002, Borealis had funded $98.0 million, of which $14.1 million was during 2002. The amounts funded have been capitalized as property and equipment, offset by a capital lease obligation.

The Ontario Government is funding a portion of the construction costs over a 20-year period, with approximately $74.4 million to be received by ECI, related to the above eight nursing homes. As each facility opens, a receivable from the government is recorded to offset the cost of construction, and is discounted at a rate equivalent to the yield on a 20-year Ontario Government bond. As at June 30, 2002, six nursing homes have been completed, for which receivables of $28.1 million have been recorded at discount rates ranging from 6.20% to 6.50%. During the first six months of 2002, $9.9 million of amounts receivable had been recorded as a reduction of property and equipment related to two nursing homes, one of which opened in January and the other in May.

In addition to the eight projects above, ECI has capital expenditure purchase commitments outstanding of $29.1 million related to two new Ontario nursing homes and is in the process of securing financing. The Company's U.S. operations have capital expenditure purchase commitments outstanding of US$4.0 million.

4. Other Intangible Assets

Other intangible assets relate to leasehold rights, which are amortized over the term of the lease including renewal options. As at June 30, 2002 these assets had a gross carrying value of $17.8 million and accumulative amortization of $10.4 million, for a net book value of $7.3 million. The aggregate amortization expense for the six months ended June 30, 2002 was $1.0 million.

5. Investments held for Self-insured Liabilities

The Company invests funds to support the accrual for self-insured liabilities. At the end of June 2002, these funds totalled $67.2 million. Of this amount $42.4 million was reported in other assets as compared to $45.5 million at the beginning of the year. The Company's captive insurance company, Laurier Indemnity Company, Ltd., had an investment in EHSI Senior Subordinated Notes with a face value of $27.9 million (US$18.4 million) and a carrying value of $24.8 million (US$16.3 million) at the end of June. Accounting rules require that this intercompany investment be eliminated on consolidation, and therefore is reflected as a reduction of long-term debt. Most of the risks that the Company self-insures are long-term in nature and accordingly, claim payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

6. Long-term Debt

At June 30, 2002, long-term debt of $798.3 million is reported net of $42.3 million (US$27.9 million) in EHSI Senior Subordinated Notes held directly by Extendicare Inc. and Laurier Indemnity Company, Ltd. At that date, Extendicare Inc. held US$9.5 million face value of the notes, and Laurier held US$18.4 million. The Company acquired the bonds at a discount, which is being amortized over the term to maturity of the bonds. At June 30, 2002, the discount recorded in accounts payable was $8.7 million.

On June 28, 2002, EHSI completed a private placement of US$150 million in 9.5% Senior Notes due July 1, 2010 (the "Senior Notes") in accordance with Rule 144A and Regulation S of the United States Securities Act of 1933, and are guaranteed by all existing and future active subsidiaries of EHSI.

The Senior Notes were issued at a price of 99.75% of par to yield 9.54%. EHSI used the proceeds of $235.6 million (US$149.6 million) to pay $11.2 million (US$7.1 million) of related fees and expenses and to retire $210.7 million of debt (US$133.8 million – US$127.5 million outstanding under its previous credit facility and US$6.3 million of other debt), with the remaining proceeds for general corporate purposes.

Also on June 28, 2002, EHSI entered into an interest rate swap agreement and an interest rate cap agreement. The swap arrangement is used to hedge a notional US$150 million of EHSI's 9.35% Senior Subordinate Notes due December 2007. Under the swap, the Company pays a variable rate of interest equal to the one month London Interbank Borrowing Rate (LIBOR) (1.84% at June 20, 2002), adjustable monthly, plus a spread of 4.805% and receives a fixed rate of 9.35% to maturity of the swap in December 2007.

The interest rate cap agreement also covers a notional amount of US$150 million maturing in December 2007. Under the cap agreement EHSI pays a fixed rate of interest equal to 0.24% and receives a variable rate of interest equal to the excess, if any, of the one month LIBOR, adjusted monthly, over the cap rate of 7%. A portion of the interest rate cap with a notional amount of US$32 million is designated as a hedging instrument (cash flow hedge) to effectively limit possible increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap with a notional amount of US$118 million is used to offset increases in variable-rate interest payments under the interest rate swap to the extent one month LIBOR exceeds 7%.

EHSI had hedged a portion of its previous credit facility through an interest rate swap with a notional amount of US$25 million maturing in February 2003. Upon refinancing of the debt, EHSI terminated this swap with a cash payment of $1.0 million (US$0.6 million). This amount, together with other deferred financing costs related to the previous credit facility, totalling $4.5 million, were written off in June 2002 and reported on the income statement as 'loss from asset disposals and other items'. The after-tax amount of this item was $2.7 million or $0.04 per share.

Concurrent with the sale of the Senior Notes, EHSI established a new five-year US$105 million senior secured revolving credit facility (the "Credit Facility") that is used to back letters of credit and for general corporate purposes. Borrowings under the Credit Facility bear interest, at EHSI's option, at the Eurodollar rate or the prime rate, plus applicable margins, depending upon EHSI's leverage ratio.

The Senior Notes and the Credit Facility contain a number of covenants, including: restrictions on the payment of dividends by EHSI; limitations on capital expenditures, redemptions of EHSI's common stock and changes of control of EHSI; as well as financial covenants, including, fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is required to make mandatory prepayments of principal upon the occurrence of certain events, such as certain asset sales and certain issuances of securities. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility. The Senior Notes are redeemable at the option of EHSI starting on July 1, 2006. The redemption prices, if redeemed during the 12-month period beginning on July 1 of the year indicated, are as follows:

Year	Percentage
2006	104.750%
2007	102.375%
2008 and thereafter	100.000%

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements cont'd

7. Share Capital

During the six months ended June 30, 2002, the Company purchased 3,900 Class I Preferred Shares at a cost of $94,000 pursuant to the purchase obligation. Under the terms of a Normal Course Issuer Bids, the Company purchased and cancelled 195,200 Subordinated Voting Shares and 111,200 Multiple Voting Shares at a cost of $1.6 million. In addition, during the six months, 22,750 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $66,000. As a result of these transactions, the carrying value of capital stock declined by $1.2 million and the net cost of purchases in exc ess of the carrying value has reduced retained earnings by $386,000.

As at June 30, 2002, 4,753,600 Subordinate Voting Shares have been reserved under stock option plans of which a total of 2,701,250 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $22.05. During the six months ended June 30, 2002, the Company granted 826,000 Subordinate Voting Shares with option prices ranging from $4.36 to $6.20, to expire in 2007, and 444,875 options expired and/or were cancelled.

8. Net Income Disclosure

The following provides a reconciliation of the impact of the new standard for goodwill and other intangible assets had the new standard been applied in the comparable prior year period.

(thousands of dollars)	**Three months ended June 30**	
	2002	**2001**
Reported net earnings (loss)	2,081	(4,116)
Add back:		
Goodwill amortization	–	1,031
Adjusted net earnings (loss)	2,081	(3,085)
Basic and diluted earnings (loss) per share (dollars)		
Reported	0.03	(0.06)
Adjusted	0.03	(0.04)

(thousands of dollars)	**Six months ended June 30**	
	2002	**2001**
Reported net earnings (loss)	8,017	(9,454)
Add back:		
Goodwill amortization	–	1,978
Adjusted net earnings (loss)	8,017	(7,476)
Basic and diluted earnings (loss) per share (dollars)		
Reported	0.11	(0.14)
Adjusted	0.11	(0.11)

9. Pro Forma Net Earnings

The Company accounts for its employee stock option grants as capital transactions, whereby consideration paid by employees on the exercise of stock options is recorded as share capital. Section 3870 requires the disclosure of pro forma net income as if the Company had accounted for its stock options under the fair value method, whereby compensation costs based on the fair value of the grants are recognized over the vesting period. A summary of the pro forma impact on the consolidated statement of earnings is presented in the table below, and takes into account the impact of all stock options currently outstanding since the date of grant.

(thousands of dollars)	**Three months ended June 30, 2002**	**Six months ended June 30, 2002**
Net earnings for the period	2,081	8,017
Compensation expense related to fair value of stock options, after taxes of $nil	(326)	(609)
Pro forma net income for the period	1,755	7,408
Basic and diluted earnings per share (dollars)		
Reported	0.03	0.11
Adjusted	0.02	0.10

The fair values of the options granted during the six months ended June 30, 2002 have been estimated at the date of grant using the following assumptions: risk-free interest rate of 3.74% to 4.55%, dividend yield of 0%, expected volatility of 47.4% to 48.5% and an expected life of the options of 4 to 4.4 years.

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements cont'd

10. Segmented Information

(millions of dollars)	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
Revenue				
United States	**313.6**	315.2	**634.0**	614.5
Canada	**116.2**	115.9	**227.9**	225.4
	429.8	431.1	**861.9**	839.9
EBITDA				
United States	**30.9**	26.3	**62.2**	44.7
Canada	**9.5**	9.3	**17.1**	16.4
	40.4	35.6	**79.3**	61.1
Health Care Net Earnings (Loss)				
United States	**(0.4)**	(9.1)	**1.6**	(18.0)
Canada	**1.9**	2.4	**2.9**	3.7
	1.5	(6.7)	**4.5**	(14.3)

(millions of dollars)	**Jun. 30 2002**	**Dec. 31 2001**
Goodwill		
United States (note)	**109.4**	114.9
Canada	**0.3**	0.3
	109.7	115.2
Health Care Assets		
United States	**1,258.8**	1,324.4
Canada	**285.5**	279.9
	1,544.3	1,604.3
Investment in Crown Life	**138.5**	135.9
Total Consolidated Assets	**1,682.8**	1,740.2

Note: The change in United States goodwill relates to foreign currency translation of U.S. operations.

Extendicare Inc. Facility Location and Resident Capacity								
at June 30, 2002	Nursing Centres		Assisted Living and Retirement Centres		Hospitals/Units		Total	
By State/Province	Number of Facilities	Resident Capacity	Number of Facilities	Resident Capacity	Number of Facilities	Resident Capacity	Number of Facilities	Resident Capacity
United States								
Pennsylvania	27	3,145	8	298	–	–	**35**	**3,443**
Massachusetts	5	606	–	–	–	–	**5**	**606**
Delaware	1	120	–	–	–	–	**1**	**120**
Ohio	30	3,144	3	165	–	–	**33**	**3,309**
West Virginia	1	120	–	–	–	–	**1**	**120**
Wisconsin	24	2,200	10	443	–	–	**34**	**2,643**
Minnesota	10	1,232	1	60	–	–	**11**	**1,292**
Indiana	17	1,827	3	133	–	–	**20**	**1,960**
Kentucky	18	1,510	1	39	–	–	**19**	**1,549**
Washington	15	1,479	8	381	–	–	**23**	**1,860**
Oregon	3	192	2	102	–	–	**5**	**294**
Idaho	2	179	–	–	–	–	**2**	**179**
Louisiana	3	567	–	–	–	–	**3**	**567**
Arkansas	1	96	3	181	–	–	**4**	**277**
Texas	–	–	2	110	–	–	**2**	**110**
Total United States	**157**	**16,417**	**41**	**1,912**	–	–	**198**	**18,329**
Canada								
Ontario	37	5,415	2	251	1	120	**40**	**5,786**
Alberta	15	1,229	–	–	–	–	**15**	**1,229**
Saskatchewan	5	654	–	–	–	–	**5**	**654**
Manitoba	2	458	–	–	–	–	**2**	**458**
British Columbia	1	75	–	–	–	–	**1**	**75**
Total Canada	**60**	**7,831**	**2**	**251**	**1**	**120**	**63**	**8,202**
TOTAL	**217**	**24,248**	**43**	**2,163**	**1**	**120**	**261**	**26,531**
By Type of Ownership								
United States								
Owned	122	12,220	35	1,691	–	–	**157**	**13,911**
Leased	17	1,871	1	65	–	–	**18**	**1,936**
Managed	18	2,326	5	156	–	–	**23**	**2,482**
Total United States	**157**	**16,417**	**41**	**1,912**	–	–	**198**	**18,329**
Canada								
Owned	52	6,946	1	149	–	–	**53**	**7,095**
Leased	1	34	–	–	–	–	**1**	**34**
Managed	7	851	1	102	1	120	**9**	**1,073**
Total Canada	**60**	**7,831**	**2**	**251**	**1**	**120**	**63**	**8,202**
TOTAL	**217**	**24,248**	**43**	**2,163**	**1**	**120**	**261**	**26,531**

Extendicare Inc. Financial and Operating Statistics (unaudited)	**Three months ended June 30**		**Six months ended June 30**	
	2002	**2001**	**2002**	**2001**
Components of Earnings (Loss) per Share				
Health care operations, after preferred share dividends	**$0.06**	$(0.01)	**$0.10**	$(0.10)
Loss from asset disposals and other items	**(0.04)**	(0.09)	**(0.04)**	(0.11)
Share of earnings of Crown Life	**0.01**	0.04	**0.05**	0.07
	$0.03	$(0.06)	**$0.11**	$(0.14)
Cash Flow from Operations, before changes in Working Capital, per Share	**$0.17**	$0.15	**$0.37**	$0.46
U.S. Nursing Centre Percent of Revenue by Payor Source, same-facility basis				
Private/other	**18.9%**	20.4%	**19.1%**	20.4%
Medicare	**27.1**	25.4	**27.2**	25.1
Medicaid	**54.0**	54.2	**53.7**	54.5
U.S. Nursing Centre Patient Days by Payor Source, same-facility basis (thousands)				
Private/other	**209.1**	211.1	**418.6**	424.6
Medicare	**149.7**	129.5	**297.4**	260.5
Medicaid	**792.6**	788.8	**1,571.3**	1,564.4
Average Occupancy (excluding managed facilities)				
United States nursing, same-facility	**89.8%**	87.4%	**89.7%**	87.5%
United States nursing and assisted living, same-facility	**89.0**	86.9	**88.8**	87.1
Extendicare Inc. total facilities in operation	**91.4**	89.9	**91.3**	89.8
Extendicare Inc. nursing and assisted living, same-facility	**91.7**	90.2	**91.5**	90.3
Average US/Cdn. Dollar Exchange Rate	**1.5546**	1.5407	**1.5745**	1.5344

Investor Information

Stock Exchange Listings
Toronto Stock Exchange
New York Stock Exchange (EXE.A only)

Transfer Agents
Computershare Investor Services, Inc.
Tel: (800) 663-9097
www.computershare.com

Shareholder Inquiries
Jillian Fountain, Corporate Secretary
Tel: (905) 470-5534
e-mail: jfountain@extendicare.com

Investor Relations
Wendy Smith
Tel: (905) 470-5584
e-mail: wsmith@extendicare.com

Visit Extendicare's Website @ www.extendicare.com

Share Information

	Stock Symbol	**Number Outstanding** (1)	**Closing Market Value** (1)
Subordinate Voting Shares	EXE.A	58,285,033	$5.16
Multiple Voting Shares	EXE	12,658,320	5.90
Class I Preferred Shares			
Cumulative Redeemable, Series 2	EXE.PR.B	150,505	24.00
Adjustable Dividend, Series 3	EXE.PR.C	93,310	20.10
Adjustable Dividend, Series 4	EXE.PR.D	241,240	22.00
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	17.00

At July 31, 2002, 2,587,625 Subordinate Voting Shares were outstanding under options.

(1) at July 31, 2002, per the Toronto Stock Exchange.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title
99.1	Certification Pursuant to 18 U.S.C. Section 1350 – President and Chief Executive Officer
99.2	Certification Pursuant to 18 U.S.C. Section 1350 – Vice President, Finance and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: August 26, 2002

By: Mark W. Durishan

Mark W. Durishan
Vice-President, Finance and
Chief Financial Officer

EXTENDICARE INC.
EXHIBIT INDEX

99.1 Certification Pursuant to 18 U.S.C. Section 1350 – President and Chief Executive Officer

99.2 Certification Pursuant to 18 U.S.C. Section 1350 – Vice President, Finance and Chief Financial Officer

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Extendicare Inc. (the "Company") on Form 6-K for the period ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Melvin A. Rhinelander, President and Chief Executive Officer of the Company, certify solely for purposes of complying with 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that based on my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Melvin A. Rhinelander
President and Chief Executive Officer
August 26, 2002

Exhibit 99.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Extendicare Inc. (the "Company") on Form 6-K for the period ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark W. Durishan, Vice President, Finance and Chief Financial Officer of the Company, certify solely for purposes of complying with 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that based on my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Mark W. Durishan
Vice President, Finance and Chief Financial Officer
August 26, 2002